

Mail Stop 7010

February 23, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. E.V. Goings
Chief Executive Officer
Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, FL 32837

       RE: **Form 10-K for the fiscal year ended December 29, 2007**
              Form 10-Q for the period ended September 27, 2008
              Definitive Proxy Statement Filed March 27, 2008
              File No. 001-11657

Dear Mr. Goings:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      You may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. If you have any questions regarding comments on the financial statements and related matters, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief